UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: June 2009
001-31609
(Commission File Number)

Telkom SA Limited
(Translation of registrant’s name into English)
Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

On May 20, 2009, Telkom SA Limited (“Telkom”) issued an announcement regarding the ratio to be used in the apportionment for tax purposes of the base cost of a Telkom share between the Telkom share after the unbundling and the Vodacom Group (Proprietary) Limited (“Vodacom”) share received in terms of the unbundling. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.
On June 2, 2009, Telkom issued an announcement regarding the successful completion of the accelerated bookbuilding of Vodacom shares. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
On June 22, 2009, Telkom announced its provisional group annual results for the year ended March 31, 2009. A copy of the announcement is attached hereto as Exhibit 99.3 and is incorporated herein by reference. The announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.
On June 22, 2009, Telkom issued an announcement regarding its proposed tariff adjustments filed with the Independent Communications Authority of South Africa. A copy of the announcement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.
On June 23, 2009, Telkom presented its provisional group annual results for the year ended March 31, 2009. A copy of the presentation is attached hereto as Exhibit 99.5 and is incorporated herein by reference. The presentation contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.
On June 26, 2009, Telkom issued an announcement regarding a director’s dealing in securities. A copy of the announcement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.
On June 26, 2009, Telkom issued an announcement regarding a director’s dealing in securities. A copy of the announcement is attached hereto as Exhibit 99.7 and is incorporated herein by reference.
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
All of the statements contained herein and in the exhibits incorporated by reference herein, as well as oral statements that may be made by Telkom or Vodacom, or by officers, directors or employees acting on their behalf related to such subject matter, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s or Vodacom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom’s or Vodacom’s actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. “Key Information-Risk Factors” contained in Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, the effect of global economic and financial conditions; our ability to successfully implement our mobile strategies and any changes thereto, including the roll-out of our fixed-mobile capability and services and organizational changes thereto; our ability to reorganize our structure and reduce costs; our ability to improve performance at our Multi-Links subsidiary; any impact resulting from our proposed de-listing from the NYSE; increased competition in the South African fixed-line, mobile and data communications markets; our ability to implement our strategy of transforming from basic voice and data connectivity to fully converged solutions; developments in the regulatory environment; continued mobile growth and reductions in Telkom’s net interconnect margins; Telkom’s ability to expand its operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Telkom invests; our ability to improve and maintain our management information and other systems; our ability to attract and retain key personnel and partners;

our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; the amount of damages Telkom is ultimately required to pay to Telcordia Technologies Incorporated; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearings before the Competition Commission and others; any requirements that we unbundle the local loop; our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services or if ICASA finds that we have significant market power or otherwise imposes unfavorable terms and conditions on us; our ability to implement and recover the substantial capital and operational costs associated with carrier preselection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communications and Provisions of Communication-Related Information Act and the impact of these requirements on our business; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand and inflation rates; the impact of unemployment, poverty, crime, HIV infection, labor laws and labor relations, exchange control restrictions and power outages in South Africa; and other matters not yet known to us or not currently considered material by us.
We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom is required by law to update these statements, it will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED
By:	/s/ Peter Nelson
	Name:	Peter Nelson
	Title:	Chief Financial Officer
Date: August 11, 2009

Exhibit	Description

99.1
Announcement, dated May 20, 2009, issued by Telkom SA Limited (“Telkom”), regarding the ratio to be used in the apportionment for tax purposes of the base cost of a Telkom share between the Telkom share after the unbundling and the Vodacom Group (Proprietary) Limited (“Vodacom”) share received in terms of the unbundling.

99.2	Announcement, dated June 2, 2009, issued by Telkom, regarding the successful completion of the accelerated bookbuilding of Vodacom shares.

99.3	Announcement, dated June 22, 2009, issued by Telkom, regarding its provisional group annual results for the year ended March 31, 2009.

99.4	Announcement, dated June 22, 2009, issued by Telkom, regarding its proposed tariff adjustments filed with the Independent Communications Authority of South Africa.

99.5	Presentation, dated June 23, 2009, presented by Telkom relating to its provisional group annual results for the year ended March 31, 2009.

99.6	Announcement, dated June 26, 2009, issued by Telkom, regarding a director’s dealing in securities.

99.7	Announcement, dated June 26, 2009, issued by Telkom, regarding a director’s dealing in securities.